SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



For the month of August, 2004


TDL INFOMEDIA GROUP PLC
(Translation of Registrant's Name into English)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HANTS, ENGLAND, GU14 7NU (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes ________    No      X

If Yes is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):        N/A


Exhibit index


			           		Pages

Second Quarter 2004 Results Announcement	3-11



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


				TDL Infomedia Group plc
				Registrant


Date   13 August 2004		By   /s/ K J Watson
				Name: K J Watson
				Title: Finance Director